Filed by Monroe Bancorp
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Monroe Bancorp
Commission File No. 0-31951

This filing relates to the proposed merger transaction between Old National Bancorp (“Old National”) and Monroe Bancorp (“Monroe”) pursuant to the terms of an Agreement and Plan of Merger dated as of October 5, 2010 (the “Merger Agreement”) between Old National and Monroe.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Monroe on October 6, 2010.

Set forth below is a letter from Mark D. Bradford, Monroe’s President and Chief Executive Officer, which was first sent to shareholders of Monroe on October 7, 2010.

Corporate Headquarters 210 East Kirkwood Avenue Bloomington,IN 47408	Phone: Fax:	812-331-3444 800-319-2664 812-336-8378

October 6, 2010

Dear Shareholder,

I am pleased to inform you that Monroe Bancorp has entered into a definitive agreement to merge into Old National Bancorp in an all stock transaction. Subject to adjustment pursuant to the terms of the merger agreement, holders of common stock of Monroe Bancorp will receive 1.275 shares of common stock of Old National Bancorp for each share of common stock of Monroe Bancorp. The merger is expected to close by the end of 2010, or early in the first quarter of 2011, and is subject to certain conditions including, without limitation, the approval of the Monroe Bancorp shareholders and certain federal and state regulatory agencies.

Like many financial institutions throughout the country, Monroe has been impacted by the historic economic downturn of the past three years. While the company has remained well-capitalized, well-respected and committed to basic banking, we made the decision to consider a number of strategic options.

This process led your board and management team to partner with a like-minded financial institution that will enable our clients and associates to continue a very successful community-banking model. With 176 years of service to Hoosier families and businesses, along with an existing presence in Bloomington and several of our other markets, Old National is the ideal partner for your company at this crucial time.

Your board of directors firmly believes this move is in the best interests of our shareholders and employees and for the communities and customers we serve. We appreciate your continued support and your confidence. Attached is the news release that was sent to publicly announce the affiliation. Please do not hesitate to contact me with questions or comments.

Sincerely,

Mark Bradford

President and CEO
Monroe Bancorp

This communication shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  The offering will be made only by means of a prospectus which is a part of such registration statement.

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Monroe Bancorp and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Monroe by accessing Monroe’s website at www.monroebank.com under the tab “Shareholder Relations” and then under the heading “Financial Reports.”

Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 29, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s and Monroe’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Monroe’s business, competition, government legislation and policies; ability of Old National to execute its business plan, including acquisition plans; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of our internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this letter and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter, and neither Old National nor Monroe undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.